U.S. SI [barcode] MMISSION
04002860

AH 3-22-2004

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8-39613 ✓

REPORT FOR THE PERIOD BEGINNING 1/01/03 (MM/DD/YY) **AND ENDING** 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JMP Securities LLC

Official Use Only
FIRM ID. NO.

SEC MAIL PROCESSING RECEIVED MAR - 1 2004 WASH, D.C. 188 SECTION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

One Embarcadero Center, Suite 2100
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank Slacik — (415) 835-8936
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

333 Market Street	San Francisco	CA	94105
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Frank Slacik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of JMP Securities LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

DONALD A. OSBORN JR
COMM. # 1299581
NOTARY PUBLIC - CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires April 2, 2005

Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Operations
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity
X	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
333 Market Street
San Francisco CA 94105
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Auditors

To the Member of JMP Securities, LLC

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in member's equity and cash flows present fairly, in all material respects, the financial position of JMP Securities, LLC (the "Company") at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 16, 2004

JMP Securities, LLC
Statement of Financial Condition
December 31, 2003

Assets	
Cash and cash equivalents	$ 26,659,759
Marketable securities owned and held at clearing broker, at market value	14,798,801
Investment banking fees receivable	4,051,475
Restricted cash	471,946
Receivable from clearing broker	296,967
Due from affiliates	290,658
Interest and dividends receivable	159,805
Other assets	124,191
Total assets	$ 46,853,602
Liabilities and Member's Equity	
Liabilities	
Accrued compensation	$ 5,254,189
Securities sold, but not yet purchased, at market value	2,943,264
Accounts payable and accrued expenses	1,802,007
Payable to broker/dealers	1,098,097
Total liabilities	11,097,557
Liabilities subordinated to claims of general creditors	9,500,000
Commitments and contingencies (Note 7)	
Member's equity	26,256,045
Total liabilities and member's equity	$ 46,853,602

The accompanying notes are an integral part of these financial statements.

JMP Securities, LLC
Statement of Income
For the Year Ended December 31, 2003

Revenues	
Investment banking fees, net	$25,079,659
Commissions	15,918,188
Principal transactions	7,915,189
Interest and dividend income	1,423,009
Other income	20,000
Net revenues	50,356,045
Expenses	
Compensation and benefits	11,937,434
Travel and entertainment	2,845,826
Interest expense	1,928,712
General and administrative	1,414,021
Clearance and execution	1,484,180
Data and communications	1,196,787
Asset management fees	1,140,525
Occupancy	761,791
Professional fees	390,590
Research publishing	234,915
Depreciation	89,429
Total expenses	23,424,210
Net income	$26,931,835

The accompanying notes are an integral part of these financial statements.

JMP Securities, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2003

Balance at January 1, 2003	$ 10,076,114
Net income	26,931,835
Distributions	(10,751,904)
Balance at December 31, 2003	$ 26,256,045

The accompanying notes are an integral part of these financial statements.

JMP Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flows from operating activities	
Net income	$ 26,931,835
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation	89,429
Write-off of non-marketable securities	20,100
Net change in assets and liabilities	
Increase in investment banking fees receivable	(3,988,906)
Decrease in marketable securities, net	3,312,515
Increase in due from affiliates	(290,658)
Increase in accounts payable and accrued expenses	1,146,830
Increase in payable to broker/dealers	1,098,097
Increase in accrued compensation	3,434,511
Increase in other assets and restricted cash	(214,580)
Decrease in receivable from clearing broker	640,527
Decrease in interest and dividends receivable	51,759
Net cash provided by operating activities	32,231,459
Cash flows from financing activities	
Distributions to parent	(10,751,904)
Increase in subordinated debt	2,000,000
Cash used in financing activities	(8,751,904)
Net increase in cash and cash equivalents	23,479,555
Cash and cash equivalents at beginning of year	3,180,204
Cash and cash equivalents at end of year	$ 26,659,759
Supplemental disclosures of cash flow information	
Cash paid during the year for interest	$ 1,928,712

The accompanying notes are an integral part of these financial statements.

JMP Securities, LLC
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
December 31, 2003

Balance at January 1, 2003	$ 7,500,000
Increase	2,000,000
Decrease	-
Balance at December 31, 2003 (Note 5)	$ 9,500,000

The accompanying notes are an integral part of these financial statements.

1. Organization and Description of Business

JMP Securities, LLC (the "Company"), a wholly-owned subsidiary of Jolson Merchant Partners Group, LLC (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company operates as an introducing broker and does not hold funds or securities for customers, owe any money or securities to customers, and does not carry customer accounts. All customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

On January 1, 2002, Jolson Merchant Partners merged into Jolson Merchant Partners LLC, a Delaware limited liability company, and was dissolved. Jolson Merchant Partners, LLC assumed the assets and liabilities of the dissolved company. On May 13, 2002, the name of Jolson Merchant Partners, LLC was changed to JMP Securities, LLC.

2. Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect both the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents
The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

Revenue Recognition
Commission revenues and related expenses resulting from securities transactions executed as agent are recorded on a trade date basis. Investment banking fees include underwriting, corporate finance fees and private placement fees and are recorded when the underlying transaction is completed under the terms of the agreement. Underwriting revenues arise from securities offerings in which the Firm acts as an underwriter and include management fees, selling concessions and underwriting fees, net of related syndicate expenses. Corporate finance revenues consist primarily of merger and acquisition fees and other corporate finance advisory fees. Syndicate expenses related to security offerings in which the firm acts as underwriter or agent are deferred until the related revenue is recognized.

Restricted Cash
Restricted cash consists of cash, which is restricted as to withdrawal and is collateral for an operating lease as well as cash on deposit with the clearing broker.

Marketable Securities Owned and Securities Sold, But Not Yet Purchased
Marketable securities owned and securities sold, but not yet purchased consist of equity and debt securities which are recorded at fair value, which is generally based on quoted market prices with unrealized gains and losses included in the statement of income. The securities owned are held on deposit with the clearing broker and may be hypothecated or borrowed by the clearing broker.

Fair Value of Financial Instruments
Management estimates that the aggregate net fair value of the following financial instruments recognized on the statement of financial condition – receivable from clearing broker, investment banking fees receivable, interest and dividends receivable, accounts payable and accrued expenses – approximate their carrying value, because such financial instruments are short-term in nature, bear interest at current market rates, or are subject to frequent repricing. However, management cannot estimate the fair value of the subordinated borrowings as these transactions are between affiliated entities.

Income Taxes
No provision is made in the financial statements of the Company for income taxes. As a wholly-owned subsidiary of Jolson Merchant Partners Group, LLC, all income and losses of the Company are reportable by the members of the Parent in accordance with the Internal Revenue Code.

Fixed Assets
Fixed assets represent furniture and fixtures which are stated at cost less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives of the respective assets. The Company capitalizes certain costs of computer software developed or obtained for internal use and amortizes the amount over the estimated useful life of the software, generally not exceeding three years.

Receivable from Clearing Broker
The receivable from the clearing broker represents commissions receivable from the clearing broker for commissions generated in December 2003 and paid in January 2004, net of clearing costs.

3. Securities Owned and Securities Sold But Not Yet Purchased

Securities owned and securities sold but not yet purchased at December 31, 2003 consist of trading securities reported at market value as presented below:

	Securities Owned	Securities Sold, But Not Yet Purchased
Equities	$ 9,316,426	$ 2,943,264
Corporate bonds	5,482,375	-
Total	$ 14,798,801	$ 2,943,264

4. Fixed Assets

During the year, the Company's fixed assets were fully depreciated.

Depreciation expense for the year ended December 31, 2003 was $89,429.

5. Subordinated Borrowings

Borrowings under subordination agreements as of December 31, 2003, consisted of the following:

Jolson Merchant Partners Group, LLC Interest at 20% matures on January 31, 2005	$ 4,000,000
Jolson Merchant Partners Group, LLC Interest at 20% matures on October 31, 2004	1,000,000
Jolson Merchant Partners Group, LLC Interest at 20% matures on April 30, 2004	2,500,000
Jolson Merchant Partners Group, LLC Interest at 20% matures on April 30, 2004	2,000,000
	$ 9,500,000

In addition, the Company has a revolving subordinated loan agreement with the clearing broker for $3 million that matures annually and bears interest at the prime rate plus 2% annually. As of December 31, 2003, the Company had no outstanding borrowings on this agreement.

Interest expense on these subordinated liabilities for the year ended December 31, 2003 was $1,783,334.

Liabilities subordinated to claims of general creditors are covered by agreements approved by the NASD and qualify as equity capital in computing net capital under the SEC's Uniform Net Capital ("Rule 15c3-1"). To the extent that the subordinated liability is required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

6. Related Party Transactions

During the year, the Company paid certain operating expenses on behalf of the Parent and JMP Asset Management, LLC, a fellow subsidiary of the Company ("JMPAM"), which were reimbursed on a monthly basis.

The Company pays JMPAM a management fee monthly for asset management services received in relation to the Company's portfolio securities. The total management fees paid during the year ended December 31, 2003 amounted to $1,140,525 and is reflected in the statement of income.

The Company paid $1,783,334 of interest expense to the Parent under the subordinated borrowing arrangements (see Note 5).

7. Commitments and Contingencies

The Company has obligations under operating leases in California with terms less than one year. Rental expense for the year ended December 31, 2003 was $761,791. The aggregate minimum future lease commitments are approximately $376,272 maturing in August 2004.

In connection with its underwriting activities, the Company enters into firm commitments for the purchase of securities in return for a fee. These commitments require the Company to purchase securities at a specified price. Securities underwriting exposes the Company to market and credit risk, primarily in the event that, for any reason, securities purchased by the Company cannot be distributed at anticipated price levels. At December 31, 2003, the Company had no open underwriting commitments.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at the market value of the related securities. Future fluctuations in the fair values may result in the settlement of obligations at an aggregate amount that may differ from the amount recorded in the financial statements.

The securities owned are on deposit with the clearing broker and together with the cash held by the clearing broker, may be used to maintain margin requirements. Furthermore, the securities owned may be hypothecated or borrowed by the clearing broker.

8. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $35,075,803, which was $34,859,303 in excess of its required net capital of $216,500. The Company's ratio of aggregate indebtedness to net capital was 8.20 to 1.

All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with SEC Rule 15c3-3 of the Securities and Exchange Commission.

9. Guarantees

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. Should a customer not fulfill their obligation on a transaction, the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of its customer. The Company's obligation under the indemnification has no maximum amount. All unsettled trades at December 31, 2003 have settled with no resulting liability to the Company. During 2003, the Company did not have a loss due to counterparty failure, and has no obligations outstanding under the indemnification as of December 31, 2003.

The Company is engaged in various investment banking and brokerage activities whose counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the

Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

10. Litigation

Due to the nature of its business, the Company is subject to various threatened or filed legal actions. Management, after consultation with legal counsel, believes that these actions will not result in any material adverse effect on the Company's financial statements.

JMP Securities, LLC
Computation of Net capital under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2003 — Schedule I

Net capital	
Total member's equity from statement of financial condition	$26,256,045
Additions	
Liabilities subordinated to claims of general creditors	9,500,000
Discretionary bonuses and liabilities	5,713,892
Total members' equity	41,469,937
Deductions	
Non-allowable assets:	
Investment banking fees receivable	4,051,475
Prepaid expenses	80,022
Restricted cash	217,216
Other assets	358,838
	4,707,551
Net capital before haircut on securities positions	36,762,386
Haircuts on securities positions	1,686,583
Net capital	$35,075,803
Aggregate indebtedness	$ 2,874,812
Computation of basic net capital requirement	
Minimum net capital requirement (6 2/3% of aggregate indebtedness or the amount calculated based on the Market Maker Requirement, whichever is greater)	$ 216,500
Excess net capital	$34,859,303
Ratio of aggregate indebtedness to net capital	8.20%

There are no material differences between the above computation of Net Capital under Rule 15c3-1 and that filed with the Company's unaudited December 31, 2003 Focus Report.

JMP Securities, LLC
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2003 — Schedule II

The Company has complied with the exemptive provisions of SEC Rule 15c3-3 under subparagraph (k)(2)(ii).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
333 Market Street
San Francisco CA 94105
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Auditors on Internal Control
Pursuant to SEC Rule 17a-5

To the Member of JMP Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of JMP Securities, LLC (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Determining compliance with the exemptive provisions of Rule 15c3-3 ; and
3. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the second paragraph of this report. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the second paragraph of this report, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to

permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 16, 2004